CREDIT SUISSE

Confidential

Appraisal report

Vivo Participações S.A.

Important Disclaimer: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, the Portuguese version is the only valid and complete version, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. This translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of this translation and you should not rely on the accuracy, reliability or completeness of this translation. Any person reading this translation and relying on it must do so at his or her own risk. The original version of this Appraisal Report in Portuguese can be found in Vivo's website.

January 28, 2011

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION

Agenda

1. Executive summary

Transaction Overview

Step 1 – Acquisition of Brasilcel

On July 28th, Telefónica and Portugal Telecom ("PT") have signed an agreement for the acquisition of PT's 50% stake in Brasilcel

- Brasilcel owns shares representing approximately 60% of the capital stock of Vivo

- The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million Euros, of which 4,500 million Euros were paid at the closing of the transaction (September 27th, 2010), 1,000 million Euros will be paid on December 30, 2010, and 2,000 million Euros on October 31, 2011, although Portugal Telecom will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately 25 million Euros

- On September 27th, 2010, agreements entered into by the Telefónica and Portugal Telecom regarding their joint venture in Brazil have been terminated (shareholders agreement and subscription agreement)

Step 2 – Tender Offer ("OPA")

- The Company intends to launch the OPA for the voting shares of Vivo (VIVO3), for a price equal to 80% of the price per share paid to Portugal Telecom in connection with the acquisition of PT's 50% stake in Brasilcel

Valuation summary

- Among the following valuation methods presented below, the discounted cash flow ("DCF") is what best represents the intrinsic value of Vivo's shares, since it takes into account operational and financial specificities of the Company as well as its future growth prospects
- Based on the economic value obtained by DCF, Vivo's shares are valued between R$67.82 and R$74.21 per share



Comparison of the different appraisal methods

(Price per share in R$)

Discounted Cash Flow [1]
WACC: 11.3% g: 2.0%
67.82   74.21

VIVO4: weighted average price from 10-May-09 to 10-May-10 [3]

VIVO4: weighted average price from 10-May-09 to 28-Jan-11 [3]

Book Value [2]
As of June 30, 2010
22.71

VIVO3: weighted average price from 10-May-09 to 10-May-10 [3]

VIVO3: weighted average price from 10-May-10 to 28-Jan-11 [3]

43.07   46.69   49.32   100.06

Note:
(1) See page 33 for a detailed analysis of the discounted cash flow.
(2) See page 40 for a detailed analysis of the equity value per share.
(3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

CREDIT SUISSE

2. Information about the evaluator

Qualifications of the evaluator

■ Credit Suisse has acted as financial advisor in important recent M&A transactions in the Brazilian market

Selected financial advisory roles in M&A transactions over the last three years

■ **MMX (2010):** Advisory in the acquisition of an 11.6% stake in MMX by SK Networks.

■ **MMX (2010):** Advisory in the acquisition of LLX's Porto Sudeste by MMX.

■ **MD1 (2010):** Advisory in the sale of MD1 Diagnósticos to DASA.

■ **Brasil Telecom (2010):** Appraisal report for the revised exchange ratio on the merger with Oi.

■ **Apax Partners (2010):** Acquisition of a 54.25% stake in TIVIT by Apax Partners.

■ **Norsk Hydro (2010):** Sale of Vale's aluminum units to Norsk Hydro.

■ **GVT (2010):** Advisory in the sale of 100% of GVT to Vivendi.

■ **MMX (2009):** Advisory in the sale of a 21.52% stake of MMX to Wuhan Steel.

■ **Bunge (2009):** Advisory in the sale of its Fertilizer division to Vale and in the purchase of Grupo Moema.

■ **Grupo Camargo Correa (2009):** Advisory in the purchase of approximately 33% of Cimpor.

■ **Coimex (2009):** Advisory in the sale of a 51.4% stake in Embraport to Odebrecht/DPW.

■ **Agre (2009):** Advisory in the merger between Agra, Abyara, and Klabin Segall.

■ **Satipel (2009):** Advisory in the merger between Satipel and Duratex.

■ **Perdigão (2009):** Advisory in the acquisition of Sadia by Perdigão.

■ **Terna (2009):** Advisory in the sale of a majority stake in Terna Participações to Cemig.

■ **Aracruz (2008):** Advisory in the sale of a 28% stake in Aracruz to Votorantim.

■ **Brasil Brokers (2008):** Advisory in the acquisition of a majority stake in the brokerage business of Abyara by Brasil Brokers.

■ **Oi (2008):** Advisory in the acquisition of Brasil Telecom by Oi.

■ **Brasil Telecom (2008):** Advisory in the acquisition of Amazônia Celular by Brasil Telecom.

■ **Bovespa (2008):** Advisory in the merger between Bovespa and BM&F.

⌐¬ Transactions in Telecom, IT, and Media sectors

Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

> **Allan Libman**
> Head of the Investment Banking Division in Brazil

- Allan Libman is a Managing Director of Credit Suisse in the Investment Banking division, based in São Paulo, Brazil. In 2010, Allan was appointed to Head of IBD Brazil. Prior to that, Allan was responsible for metals and mining, pulp and paper, E&C, building materials, autoparts and major industrial conglomerates in Brazil.

- Mr. Libman joined Credit Suisse First Boston in 2004 from Banco Santander Brasil S.A. where he was a Director of Corporate Finance in the Investment Banking team. Prior to that, Mr. Libman worked at Unibanco - Uniao de Bancos Brasileiros S.A. and Credit Agricole Indosuez.

- Mr. Libman holds a Bachelors degree in Business Administration and a graduate degree in Finance from Fundação Getulio Vargas in São Paulo.

- Allan has been involved in the following recent transactions: the acquisition of 33% stake of Cimpor by Camargo Correa Group, the acquisition of control of Abyara and Klabin Segall by Agra, the merger of Satipel and Duratex and the sale of a 63.5% stake of IronX to Anglo American.

CREDIT SUISSE

Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

Luiz Octavio Lopes
Head of Mergers and Acquisitions Brazil

- Luiz Octavio Lopes joined Credit Suisse in 2009 in Brazil's M&A team.
- Before joining CS, Luiz Octavio was a partner at Mattos Filho Advogados, a leading Brazilian law firm.
- Luiz Octavio holds a Law degree from the University of the State of Rio de Janeiro and a master's degree from the New York University School of Law.
- Luiz Octavio has over 15 years of experience in a wide range of corporate and corporate finance transactions, including mergers and acquisitions, strategic advisories, equity and debt offerings, and leveraged finance transactions.
- Luiz Octavio has been involved in the following recent landmark M&A transactions in Brazil: in 2009 represented Bunge in the sale of its fertilizer division to Vale and in the purchase of Grupo Moema; represented Grupo Camargo Correa in the purchase of approximately 33% of Cimpor; participated in the acquisition of MD1 Diagnósticos by DASA in 2010.

Leonardo Cabral
Mergers and Acquisitions Brazil

- Leonardo Cabral joined Credit Suisse in 2004 and has been a member of the investment banking team since May 2005.
- Before joining Credit Suisse, Leonardo worked as a consultant at Gradus Management Consultants.
- Leonardo Cabral has a communications engineering degree from the Military Engineering Institute (IME) in Rio de Janeiro.
- Leonardo Cabral has worked in several equity and debt offerings in the Brazilian and international markets.
- Currently, Leonardo Cabral is part of the team that executes M&A transactions and has worked in operations in various sectors. He has been involved in the following landmark transactions: acquisition of Inco by Vale in 2006; valuation report on the sale of Ipiranga to Braskem, Petrobras, and Ultrapar in 2007; sale of GVT to Vivendi (2010); sale of 22% of the capital stock of MMX to Wuhan Steel (2009); sale of 51% of Embraport to Odebrecht/DPW (2009); sale of the aluminum units of Vale to Norsk Hydro (2010); and acquisition of LLX's Porto Sudeste by MMX (2010).

CREDIT SUISSE

Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

| **Paulo Moreira** |
| Investment Banking Brazil |

- Paulo Moreira joined Credit Suisse's investment banking team in 2009.

- Before joining Credit Suisse, Paulo Moreira worked as a consultant at McKinsey & Company and participated in projects in several sectors, such as automotive, agricultural, retail, and financial. Prior to joining McKinsey, Paulo Moreira worked at Banco Santander Brasil in the Structured Finance area.

- Paulo Moreira has an MBA from New York University (Stern) and has a communications engineering degree from the Military Engineering Institute (IME) in Rio de Janeiro.

- Paulo Moreira has been involved in M&A, ECM and DCM transactions executed in Brazil, such as: valuation report for the acquisition of Sadia by Perdigão (2009), sale of 22% of the capital stock of MMX to Wuhan Steel (2009), follow-on equity offerings by Rossi and Marfrig (2009) and bond issuances by Banco Pine, Marfrig and CSN (2010).

| **Antenor Camargo** |
| Investment Banking Brazil |

- Antenor Camargo joined Credit Suisse's investment banking team in 2010.

- Before joining Credit Suisse, Antenor Camargo worked for 3 years at Morgan Stanley and participated in several M&A and financing transactions.

- Antenor Camargo holds a business administration degree from EAESP – Escola de Administração de Empresas de São Paulo at Fundação Getulio Vargas (FGV).

- Antenor Camargo has been involved in M&A, equity and debt offerings executed in Brazil, such as: acquisition of ETAU by Terna (2007), IPO of BM&F (2007), IPO of Le Lis Blanc (2008), sale of Nossa Caixa to Banco do Brasil (2008), merger of Itau and Unibanco (2008), bond offering of CCL Combustiveis e Lubrificantes (2009), proprietary bridge loan to EBX (2010), IPO of OSX Brasil (2010), and the acquisition of SupplierCard by Patria Investimentos (2010).

CREDIT SUISSE

Representations of the Evaluator

In accordance with the provisions of the CVM Instruction No 361/2002, CS represents that:

1. On December 14, 2010 CS, as well as its controlling shareholder and other entities linked to CS, held or owned under its administration, 2,561,194 common shares issued by Vivo (approximately 0.6% of Vivo's total capital stock).

2. It has no conflict of interest that may in any way restrict its capacity to arrive at the conclusions independently presented in this Report.

3. The cost of issuance of this Report will be EUR 1.1 million, to be paid by Telefónica.

4. In addition to the cost of issuance of this Report, CS received US$ 10.0 million in the last 12 months from Telefónica as compensation for financial advisory services.

5. In compliance with article 8 (V) (b) of Instruction CVM 361, CS represents that, among the valuation criteria presented in this document, it believes the discounted cash flow methodology to be the most appropriate for determining the value range of the shares issued by Vivo.

6. The internal process of approval of the CS appraisal report involves the following steps:

    i. Discussion about the methodology and assumptions to be adopted in the appraisal report with the team involved in its preparation;

    ii. Preparation and revision of this Report by the investment banking team;

    iii. Submission for the bank's internal committee's review, represented by four officers of CS (among them the investment banking officer, the legal officer and head of department involved in the preparation of this Report);

    iv. Discussion and implementation of the applicable requirements requested by the investment banking internal committee, if any, in order to receive its internal approval

3. Sector and Company overview

Overview of the Brazilian Telecom sector

Sector Overview

- The sector has gone through several changes over the past few years, especially due to the entry of new players, increased usage of telecom services in Brazil, and the surge of new technologies.

- Up to 1994, government-owned companies, mainly Telebrás, were responsible for all operations in the telecom sector.

- Since the sector's privatization, the Brazilian telecom market has developed significantly

  – In 2000 there were 31 million fixed phones and approximately 23 million mobile phones in Brazil.

  – In June 2010, the total number of fixed phones was 42 million and the number of mobile phones reached 185 million or almost 100% of the Brazilian population

Source: ANATEL, Teleco

Total number of telephone subscribers



Source: ANATEL, Teleco

Mobile phones by type of plan (as of June, 2010)



Source: ANATEL, Teleco

Overview of the Brazilian Telecom sector (cont'd)

Distribution of mobiles by state

(August, 2010)



8% Other states

Source: ANATEL, Teleco

Number of mobiles and density



Source: ANATEL, Telebrasil, Teleco

Gross revenue from fixed and mobile services

(R$bn)



Source: ANATEL, Telebrasil, Teleco

Vivo – Overview
Leader in mobile services in Brazil

Company Overview

- Vivo provides mobile telecommunications services and internet & data transmission country-wide.

- As a leader in the mobile telephone market, Vivo is the brand of the joint venture formed by Portugal Telecom and Telefónica in 2002.

- With coverage of more than 3,610 municipalities, Vivo is Brazil's largest company in the sector and also the largest cellular telephone group in the southern hemisphere.

- It has focused its efforts on building customer loyalty and retaining its customer base in a highly competitive scenario through reward programs in which points are redeemed for handsets.

- The company benefits from the highest minutes of use (MOU), revenue per user (ARPU) and EBITDA margin among peers.

Source: Vivo, press clippings

Vivo Technology by state



GSM
GSM / 3G

Source: ANATEL, Teleco

Market share (2Q 2010)



oi 19.7%   0.4% Others
TIM 24.3%   30.2% vivo
25.4% Claro

Source: ANATEL, Teleco

Vivo – Overview (cont'd) Financial performance

Financial Performance Overview

- ARPU(1) of R$25.0 per month which demonstrates that Vivo's subscribers generate more voice and data revenues as compared to other operators: large volume of refills and use of 3G data services and SMS.
- Highest EBITDA margin among competitors: higher revenue from services, combined with cost control and focus on improvement of operational processes.

Net revenues (R$ billion)

(LTM 2Q10)


17.1
13.8
11.9
9.9
Móvel

ARPU(1) (R$ / month)

(as of 2Q10)


25.0
24.1
22.4
19.0
Móvel

EBITDA margin (%)

(LTM 2Q10)


31.6%
29.4%
25.9%
25.0%
Móvel

Source: Teleco.

Note: (1) Average revenue per user calculated as net services revenues divided by the average number of mobile phones in the period and the number of months in the period.

Historical financial statements
Balance sheet [(1),(2),(3)]

(R$ million)

	Period ended on:			
	31-Dec-07	**31-Dec-08**	**31-Dec-09**	**30-Jun-10**
Consolidated Assets				
Cash Equivalents [(4)]	2,992	2,904	1,501	1,409
Receivables from Clients	2,412	2,579	2,547	2,546
Inventory	412	779	424	398
ST Deferred Taxes	1,920	2,359	1,186	1,299
Other ST Assets	360	574	333	662
LT Deferred and Recoverable Taxes	2,696	2,732	3,670	3,462
Deposits and blokages court (ST and LT)	101	100	810	1,076
Other LT Receivables	101	93	26	28
Investments	668	0	0	0
PP&E and Intangibles	8,847	11,623	10,631	9,737
LT Deferred Assets	59	55	-	-
Total Assets	**20,566**	**23,797**	**21,128**	**20,617**
Consolidated Liabilities				
Suppliers	3,453	3,726	3,054	2,854
Other ST Liabilities	1,711	1,882	2,090	2,196
Dividends Payable	82	546	322	441
Debt (ST and LT)	5,081	8,207	5,287	4,728
LT Liabilities	545	580	1,116	1,324
Minority Interest	178	588	-	-
Shareholders' Equity	9,518	8,268	9,259	9,075
Total Liabilities and Shareholders' Equity	**20,566**	**23,797**	**21,128**	**20,617**

Source: Company press releases

Notes: (1) Balance sheet figures on 30-Jun-10 and 31-Dec-09 reflects the adoption of CPC 43 required by CVM after 2009.
(2) Balance sheet lines were consolidated for output simplification. Does not necessarily reflect the same breakdown reported on CVM.
(3) Balance sheet figures for 2007 reflects a non-audited combination of Telemig Consolidated as reported by Vivo.
(4) Includes cash investments and derivatives

CREDIT SUISSE

Historical financial statements
Income statement [1],[2],[3]

(R$ million)

	Year ended on:			Semester ended on:	
	31-Dec-07	**31-Dec-08**	**31-Dec-09**	**30-Jun-09**	**30-Jun-10**
Net Revenues	**13,854**	**15,819**	**16,363**	**8,047**	**8,635**
Net Service Revenues	12,350	14,170	15,006	7,442	8,059
Access and usage	5,714	6,494	6,769	3,457	3,509
Network usage	5,504	6,040	6,053	2,981	2,996
Data revenues plus VAS	1,042	1,439	2,035	920	1,489
Other services	90	197	149	84	66
Net handset revenues	1,504	1,649	1,358	605	576
Operating Costs	**(10,307)**	**(10,952)**	**(11,145)**	**(5,606)**	**(6,018)**
Interconnection	(1,828)	(2,209)	(2,313)	(1,106)	(1,323)
Leased lines	(275)	(268)	(313)	(157)	(169)
Anatel & Other Taxes	(554)	(671)	(860)	(446)	(570)
Handset Costs	(2,236)	(2,473)	(2,011)	(1,061)	(827)
Selling Expenses	(2,610)	(2,988)	(3,191)	(1,517)	(1,721)
Bad Debt	(391)	(312)	(213)	(143)	(79)
G&A Expenses	(2,305)	(2,274)	(2,509)	(1,208)	(1,391)
Other Operating Income / (Expenses)	(107)	243	266	30	60
EBITDA	**3,546**	**4,868**	**5,218**	**2,441**	**2,616**
EBITDA margin %	**25.6%**	**30.8%**	**31.9%**	**30.3%**	**30.3%**
Depreciation & Amortization	(2,704)	(3,031)	(3,258)	(1,606)	(1,712)
EBIT	**843**	**1,837**	**1,961**	**834**	**905**
Net income	**(100)**	**390**	**858**	**315**	**428**

Source: Company press releases

Notes: (1) Income statement figures on 30-Jun-10 and 31-Dec-09 reflects the adoption of CPC 43 required by CVM after 2009.
(2) Income statement lines were consolidated for output simplification. Does not necessarily reflect the same breakdown reported on CVM.
(3) Income statement figures for 2007 and 2008 reflects a non-audited combination of Telemig Consolidated as reported by Vivo.

4. Valuation methodology

Valuation methodology

Credit Suisse has valued Vivo using the following methodologies: (i) discounted cash flow; (ii) book value per share; and (iii) volume weighted average price of shares traded at BM&F BOVESPA.

- The appraisal considered the operations of Vivo stand-alone, so any potential synergies were not taken into account

- The DCF analysis was based on the (i) consolidated and non consolidated financial statements, which has been audited by Ernst & Young Auditores Independentes ("Ernst & Young"), for fiscal years ended on December 31, 2007, 2008 and 2009, as well as intermediary consolidated financial statements for the six-month periods ended on June 30, 2009 and June 30, 2010 (both specially reviewed by Ernst Young); (ii) reports of consolidated results (press releases) and fact sheets released by Vivo with respect to the fiscal years ended on December 31, 2007, 2008 and 2009 and for the six-month periods ended on June 30, 2009 and June 30, 2010; (iii) Vivo's financial, operational and management forecasts for the next ten years reviewed and discussed with Vivo's management; (iv) discussions with Vivo's management on businesses and perspectives moving forward; and (v) other public information, financial studies, analyses, research and financial, economic and market criteria and surveys that we deemed relevant

- Vivo's enterprise value, according to the DCF method, was calculated as the sum of:
  - Present value of free cash flows to firm projected for a 10-year period in R$ nominal converted to US$ nominal based on the average exchange rate projected for each year, discounted at a weighted average cost of capital (WACC) in nominal US$ to June 30, 2010
  - Present value of perpetuity, discounted at the same rate used for the 10-year free cash flows to June 30, 2010. A terminal growth rate was applied after the 10-year projection period

- The WACC used was 11.3% in US$ nominal (midpoint of DCF sensitivity range) and a perpetuity growth rate in US$ nominal of 2.0%

- Vivo's equity value was calculated by: (i) deducting from its enterprise value Vivo's interim net debt adjusted for dividends, and contingencies [1]; and (ii) including the present value of the tax effect of net operating losses carried by Vivo

- The macroeconomic assumptions assumed (exchange rates, inflation and basic interest rates) were based on (i) market projections of Focus newsletter issued by the Brazilian Central Bank as of October 1st, 2010) and (ii) Global Insight as of October 14, 2010

Note: (1) Provisions for contingencies including taxes payables and deducting judicial deposits

CREDIT SUISSE

Valuation methodology (cont'd)

DCF methodology overview



Key assumptions from Vivo's management
Unlevered Free Cash Flow
EBIT
(–) Taxes
(+) Depreciation & Amortization
(–) Investments (Capex)
(+/–) Change in working capital
(+/–) Change in deferred taxes
PV of the Unlevered Free Cash Flow
WACC
PV of Perpetuity
Normalized Cash Flow after the projection period
Enterprise Value
(–) Net debt (1)
(–) Contingencies (2)
(+) PV of Tax Losses (3)
Equity Value

(1) Net debt on June 30, 2010, adjusted by dividends to be distributed in October 2010.
(2) Provisions for contingencies as of June 30, 2010, including taxes payables and deducting judicial deposits
(3) As of June 30, 2010

CREDIT SUISSE

Valuation methodology (cont'd)

WACC Calculation

- WACC was calculated by combining Vivo's cost of equity (Ke) and post-tax cost of debt (Kd), assuming its target capital structure
  - The Ke was estimated based on the Capital Asset Pricing Model (CAPM) adjusted for Brazil's country risk
  - The Kd was estimated considering Vivo's current cost of debt and discussions with Vivo's management



WACC
Cost of Debt (Kd)
Cost of Equity (Ke)
Risk Free Rate (Rf)
Beta (B)
Expected Market Risk Premium (EMRP)
Country Risk Premium (CRP)

Kd = Pre-tax Cost * (1- tax rate)

Ke = Rf + (B * EMRP) + CRP

WACC = D/(D + E) * Kd + E/(D + E) * Ke

5. Valuation of Vivo shares

5. Valuation of Vivo shares
A. Discounted cash flow

Overview of key assumptions

See pages 46-50 for important information on every financial estimate presented in the report

Subscriber Assumptions	■ The net growth in the number of subscribers was assumed to be in a declining trend going forward (from 10.4% growth in 2010E to 2.9% in 2014E), as the penetration of mobiles in the Brazilian population is already close to 100% and the competition is likely to increase.
	■ Churn rates, which were at the 31% p.a. level at 2009, are expected to decrease over time to 25% in 2019E, as the portability effect is already maturing and the contract mix tends to grow by more efficient policies directed to client fidelization.
Minutes of Use (MOU)	■ The MOU, or the number of average minutes per subscriber, is expected to increase from 92 minutes/month per subscriber level in 2009 to 115 in 2014 mainly due to traffic incentive campaigns such as "Recarregue e Ganhe". After 2014, the expected MOU is to remain stable at the 115 level, once traffic reaches Vivo's expected results.
Revenue Assumptions	■ Revenue assumptions were split in 3 main categories:
	– Average voice subscription fee per subscriber, expected to decline until 2014E with the increase in mobile services penetration at low income segments. After 2014E, voice subscription fee per subscriber remains stable.
	– Interconnection rates on inbound is expected to decrease as already announced by Anatel (assumed 10% p.a. decline from 2011 to 2015, remaining flat after 2016).
	– SMS, Data and other VAS ARPU is expected to increase substantially as there is still large room for increase internet penetration among Brazilian population, with the increase in new product supply and sales of smartphones.
Cost Assumptions	■ Cost assumptions were split in 3 main categories:
	– Interconnection rates on outbound, expected to decrease by c. 10% p.a. on average until 2015 as announced by Anatel. No further decrease is expected after 2016.
	– Leasing charges, or the charges paid by Vivo when using a third-party network, expected to remain stable at 0.6% of total traffic going forward.
	– Anatel taxes, comprised by (i) FUST/FUNTEL (1.5% of Net Service Revenues), (ii) FISTEL TSI (26.83 x growth in EOP subscribers) and (iii) FISTEL TSF (13.42 x BOP subscribers).
SG&A Assumptions	■ SG&A assumptions were split in 3 categories:
	– Selling expenses, expected to decrease from current 19.5% of net revenues to around 19.3% in 2014E, remaining stable going forward.
	– G&A expenses, expected to decrease from current 15.3% of net revenues to 14.3% in 2014E, remaining stable going forward.
	– Bad debt, expected to decrease from current 1.3% of net revenues to 1.2% in 2014E, remaining stable going forward.

Overview of key assumptions (cont.)

See pages 46-50 for important information on every financial estimate presented in the report

Working capital	■ Working capital based on historical working capital needs per segment.
Investments	■ Investment assumptions were split in 2 categories: – Maintenance: assumed c. 13% of net revenues along the projection period. – Expansion: assumed R$65 per net addition along the projection period.
Depreciation & amortization	■ Calculated based on the average depreciation and amortization rate (c. 10% p.a.).
Cost of debt	■ Pre-tax cost of debt based on the company's effective cost of debt on the first half of 2010.
Income tax and social contribution	■ Income tax and social contribution were calculated using the marginal tax rate of 34%. ■ Assume utilization of existing NOLs up to 30% of each period tax base, discounted at the same cost of equity (midpoint of DCF sensitivity range).
Terminal value	■ Perpetuity growth model [1], reaching terminal value after 2019. ■ Assumes terminal growth rate of 2.0% is US$ nominal terms in perpetuity.
Discount rate	■ Discount rate calculated based on: (i) unlevered beta of comparable companies within the wireless telecom sector in Latin America, (ii) a 25% target debt to equity capital structure (midpoint of DCF sensitivity range), and (iii) risk-free rate, country risk premium and expected equity market risk premium.
Reference Date	■ The company's free cash flows were discounted to June 30th, 2010, considering the following 6 months of 2010 and the full years of 2011 to 2019, including the terminal value.
Concession	■ Assumes Vivo renews its wireless telecom concessions going forward.

(1) Estimated based on the free cash flow of 2019 and incremented by the expected long-term growth, using the Terminal Growth model as per the below:

$$\text{Terminal Value} = \frac{FCF(n) \times (1 + g)}{(WACC - g)}$$

Being: "FCF(n)" the free cash flow of the last projected year, "g" the long-term growth rate after the last projected year and "WACC" the weighted average cost of capital considering the target capital structure.

Macroeconomic assumptions

Macroeconomic assumptions below as of Brazilian Central Bank's Focus report (October 1st, 2010)

Macroeconomic Assumptions	Unit	2009A	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
FX Rate - EOP	R$/US$	1.75	1.75	1.81	1.87	1.91	1.95	1.99	2.02	2.06	2.10	2.13
FX Rate - Avg.	R$/US$	2.03	1.77	1.79	1.86	1.90	1.94	1.97	2.00	2.04	2.08	2.12
Brazil Inflation - IGPM	% p.a.	(1.7%)	9.5%	5.3%	4.7%	4.6%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Brazil Inflation - IPCA	% p.a.	4.3%	5.1%	5.0%	4.6%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Selic - Avg.	% p.a.	8.75%	10.75%	11.63%	10.71%	10.17%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%

Considering that the Focus estimates are available only until 2014, from 2015 onwards the inflation and basic interest rate projections above were maintained constant at the 2014 level. The exchange rates were adjusted to reflect the maintenance of the purchasing power among US and Brazilian currencies after 2015

CREDIT SUISSE

Operating projections

Vivo's Subscribers end of period



ARPM (1)



(1) ARPM (average revenue per minute). Calculated as voice revenues / total traffic in the period

Operating projections (cont'd)





(1) MOU (minutes of use) or traffic per customer. Calculated as total traffic / average of subscribers in the period
(2) ARPU (average revenue per user). Calculated as net service revenues / average of subscribers in the period

Operating projections (cont'd)

Gross Adds and Churn rate (1),(2)



Subscribers end of period



(1) Gross additions or total subscribers acquired in the period.
(2) Churn rate or the percentage of disconnections from subscriber base during the period. Calculated as the number of subscribers disconnected / average of subscribers in the period.

Financial projections



Net Revenues

(R$ Billion)

	2009A	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total	16.4	17.9	18.8	19.6	20.2	20.7	21.1	22.1	22.9	23.6	24.3
Handset Revenues	1.4	1.2	1.3	1.2	1.2	1.1	1.1	1.1	1.1	1.1	1.1
Data Revenues plus VAS	2.0	2.9	3.9	4.8	5.7	6.5	7.2	7.8	8.3	8.8	9.2
Network Usage	6.1	6.6	6.5	6.4	6.5	6.3	5.9	6.0	6.1	6.3	6.4
Access and Usage	6.8	7.1	7.0	6.9	6.7	6.5	6.7	6.9	7.0	7.2	7.3

Legend: Access and Usage · Network Usage · Data Revenues plus VAS · Handset Revenues · Other Services

CREDIT SUISSE

Financial projections (cont'd)

COGS



(R$ Billion)
5.5 6.0 6.1 6.0 5.9 5.9 6.0 6.1 6.2 6.3 6.4
0.3 0.4 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6
0.9 1.1 1.1 1.2 1.2 1.2 1.3 1.3 1.3 1.4 1.4
2.0 1.8 2.0 1.9 1.8 1.8 1.8 1.8 1.9 1.9 1.9
2.3 2.7 2.5 2.4 2.3 2.3 2.3 2.4 2.4 2.5 2.5
2009A 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E
Interconnection
Handset Costs
Anatel Taxes
Leased Lines

SG&A



(R$ Billion)
5.9 6.3 6.6 6.8 7.0 7.2 7.4 7.7 8.0 8.2 8.5
0.2 0.3 0.3 0.3 0.3 0.3 0.3 0.3 0.3 0.3 0.3
2.5 2.6 2.7 2.8 2.9 3.0 3.0 3.1 3.3 3.4 3.5
3.2 3.4 3.6 3.8 3.9 4.0 4.1 4.2 4.4 4.5 4.7
2009A 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E
Selling Expenses
G&A Expenses
Bad Debt

Financial projections (cont'd)

EBITDA e EBITDA Margin

(R$ Billion and %)



Net Income e Net Margin

(R$ Billion and %)



Discounted cash flow analysis

Cash Flow Statement	Unit	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	Perpetuity
EBIT	R$MM	2,655	3,353	3,713	3,693	4,211	4,552	5,090	5,473	5,758	6,077	6,077
(-) Taxes	R$MM	(903)	(1,140)	(1,262)	(1,256)	(1,432)	(1,548)	(1,731)	(1,861)	(1,958)	(2,066)	(2,066)
(=) NOPAT	R$MM	1,753	2,213	2,451	2,437	2,779	3,004	3,359	3,612	3,800	4,011	4,011
(+) Depreciation & Amortization	R$MM	3,337	3,203	3,309	3,612	3,379	3,257	3,218	3,240	3,315	3,364	3,364
(-) Capex	R$MM	(2,551)	(2,450)	(2,599)	(2,646)	(2,672)	(2,966)	(3,085)	(3,189)	(3,284)	(3,382)	(3,364)
(+/-) Change in Working Capital	R$MM	7	(107)	(181)	(130)	(23)	(93)	(74)	(50)	(42)	(44)	(44)
(+/-) Change in LT Deferred Taxes	R$MM	150	125	111	86	86	33	-	-	-	-	-
(=) Free Cash Flow to Firm	R$MM	2,695	2,984	3,091	3,359	3,550	3,235	3,418	3,613	3,790	3,949	3,967
Cash Flows to be Discounted [1]	R$MM	1,477	2,984	3,091	3,359	3,550	3,235	3,418	3,613	3,790	3,949	3,967
(/) Average FX	R$/US$	1.72	1.79	1.86	1.90	1.94	1.97	2.00	2.04	2.08	2.12	2.12
(=) Free Cash Flow to Firm (US$)	US$MM	859	1,667	1,662	1,768	1,830	1,644	1,706	1,771	1,824	1,867	-
Perpetuity [2]	US$MM											20,622
Free Cash Flow to Equity - NOLs (US$)	US$MM	134	177	197	64	-	-	-	-	-	-	-
PV of FCFF (as of June 30th, 2010) [3]	US$MM	815	1,420	1,272	1,216	1,131	914	852	795	736	677	-
PV of Terminal Value (as of June 30th, 2010) [3]	US$MM											7,473
PV of FCFE - NOLs (as of June 30th, 2010) [6]	US$MM	126	147	143	41	-	-	-	-	-	-	-

Price per share Calculation	Unit	
Present Value of Free Cash Flows (US$)	US$MM	9,827
(+) Present Value of Perpetuity (US$)	US$MM	7,473
(=) Firm Value (US$)	US$MM	17,299
(x) FX rate as of June 30, 2010	R$/US$	1.8015
(=) Firm Value (R$)	R$MM	31,165
(-) Net debt [4]	R$MM	(3,319)
(-) Dividends Payables [4]	R$MM	(441)
(+/-) Net Contingencies [5]	R$MM	148
(+) PV of Tax Losses [6]	R$MM	823
(=) Equity Value (100%)	R$MM	28,376
(/) Total Shares Outstanding [7]	mm	399.6
(=) Price per share	R$/share	71.01

Price per share range

(R$ / share)



-4.5%   71.01   +4.5%

67.82   74.21

(1) The 2010E cash flow to be discounted includes only the estimated free cash flow in 2H10E (assuming that a free cash flow of R$1,219 million was generated in the first six months of 2010).
(2) Assuming 2.0% growth in nominal US$ in perpetuity.
(3) Assuming a WACC of 11.3% in nominal US$ (mid point of DCF sensitivity range).
(4) As of June 30, 2010.
(5) As of June 30, 2010. Provision for contingent liabilities, including taxes payable, less judicial deposits.
(6) As of June 30, 2010. Assuming the use of tax losses of up to 30% of the tax base of each period, discounted at the same cost of equity (mid point of DCF sensitivity range). The present value of tax losses corresponds to the sum of cash flows in US$ converted into R$ at the FX rate as of June 30, 2010 (1.8015).
(7) Assuming outstanding ONs and PNs (excludes treasury shares). For the purposes of this Report, CS made no distinction between the economic value of ONs and PNs issued by Vivo.

CREDIT SUISSE

5.   Valuation of Vivo shares

B. Volume weighted average price

Analysis of the historical performance of VIVO3



Performance of Vivo's common shares

(January 28, 2009 – January 28, 2011)

Price (R$) / Volume (R$ mm)

100.06 (2)

43.07 (1)

Final agreement 28-Jul-10

Second offer 1-Jun-10

Third offer 29-Jun-10

First offer 10-May-10 (3)

Legend: Volume — Price — VWAP from 10-May-09 to 10-May-10 (1) — VWAP from 10-May-10 to 28-Jan-11 (2)

Source: Bloomberg, on January 28, 2011.
Notes: (1) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2009 to May 10, 2010, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.
          (2) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2010 to January 28, 2011, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.
          (3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

Analysis of the historical performance of VIVO3 (cont'd)

Monthly average price weighted by trading volume[1]			
Month	**Trading volume (R$)**	**ADTV[2]** **(R$)**	**VWAP[3]** **(R$ / share)**
January-11	6,988,024	349,401	112.38
December-10	3,538,072	153,829	108.65
November-10	220,034,798	10,001,582	112.35
October-10	19,201,543	914,359	114.92
September-10	17,384,576	790,208	111.04
August-10	192,919,656	8,769,075	109.15
July-10	409,814,093	18,627,913	91.05
June-10	63,872,960	2,903,316	86.78
May-10	15,528,917	739,472	58.59
April-10	11,447,615	520,346	46.86
March-10	6,177,619	268,592	48.62
February-10	10,650,653	532,533	52.68
January-10	5,698,619	271,363	51.81

After Telefónica's initial bid

Source: Bloomberg, on January 28, 2011.
Notes: (1) Ended on January 28, 2011.
(2) Average daily traded volume.
(3) Volume weighted average price.

Analysis of the historical performance of VIVO4



Performance of Vivo's preferred shares

(January 28, 2009 – January 28, 2011)

Source: Bloomberg, on January 28, 2011.
Notes: (1) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2009 to May 10, 2010, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.
(2) Volume weighted average price –average price weighted by the trading volume of the shares from May 10, 2010 to January 28, 2011, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.
(3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

Analysis of the historical performance of VIVO4 (cont'd)

Monthly average price weighted by trading volume[1]

Month	Trading volume (R$)	ADTV[2] (R$)	VWAP[3] (R$ /share)
January-11	832,403,320	41,620,166	56.99
December-10	633,254,180	27,532,790	52.27
November-10	725,170,718	32,962,305	51.,49
October-10	526,114,490	25,053,071	48.71
September-10	722,055,878	32,820,722	45.07
August-10	835,675,680	37,985,258	43.75
July-10	762,871,400	34,675,973	46.78
June-10	650,975,402	29,589,791	50.28
May-10	886,640,440	42,220,973	47.88
April-10	672,763,460	30,580,157	46.41
March-10	617,450,460	26,845,672	49.26
February-10	552,946,590	27,647,330	51.63
January-10	670,644,120	31,935,434	52.51

After Telefónica's initial bid

Source: Bloomberg, on January 28, 2011.
Notes: (1) Ended on January 28, 2011.
          (2) Average daily traded volume.
          (3) Volume-weighted average price.

5. Valuation of Vivo shares

C. Book value per share

Analysis of book value per share

- The book value per Vivo share is R$22.71
- The book value does not contemplate operational and financial specificities of the Company and its future growth potential

As of June 30, 2010	
(R$ million, except per share data)	
Book value per share	
Total Assets	20,617.0
(-) Total Liabilities	11,542.4
(-) Minority Interests	-
(=) Shareholder's equity	**9,074.6**
Number of outstanding shares (million)	399.6
R$ / share	**22.71**

Source: CVM, company filings

6.   Valuation support calculations

Weighted Average Cost of Capital (WACC)

- The Weighted Average Cost of Capital (WACC) was calculated by combining Vivo's cost of equity (Ke) and cost of debt (Kd)

Assumptions for WACC Calculation	
Risk-free rate [1]	3.28%
Country risk premium [2]	1.54%
Equity risk premium [3]	6.30%
Beta [4]	1.38
Cost of equity (Ke) [5]	**13.5%**
Pre-tax cost of debt	7.0%
Corporate tax rate	34.0%
After-tax cost of debt (Kd)	**4.6%**
Debt / total capitalization	25.0%
Equity / total capitalization	75.0%
WACC (in US$ nominal) [6]	**11.3%**

WACC sensitivity analysis given different scenarios for pre-tax cost of debt (Kd), in US$ nominal, and leverage (debt / total capitalization)

Debt / total capitalization	Pre-tax cost of debt (Kd)				
	6.5%	6.8%	7.0%	7.3%	7.5%
30.0%	10.7%	10.8%	**10.8%**	10.9%	10.9%
27.5%	11.0%	11.0%	**11.1%**	11.1%	11.1%
25.0%	**11.2%**	**11.2%**	**11.3%**	**11.3%**	**11.4%**
22.5%	11.4%	11.5%	**11.5%**	11.5%	11.6%
20.0%	11.7%	11.7%	**11.7%**	11.8%	11.8%

(1) Risk Free Rate measured by Financial Strategies Group of Credit Suisse.

(2) Country Risk Premium measured by Financial Strategies Group of Credit Suisse.

(3) Long term stock market risk premium in the long term, calculated by Financial Strategies Group of Credit Suisse.

(4) Levered Beta: Beta x Levering Factor, being the Levering Factor (1+ ((1- Tax Rate) x (D/E))

(5) Cost of Equity: Rf + B x (ERP) + CRP.

(6) Weighted Average Cost of Capital (WACC): (Kd x (1- Tax Rate) x (D / (D+E))) + (Ke x (E / (D+E))).

Calculation of the beta of the sector

- The calculation of the sector's beta was based on the universe of wireless telecom companies in LatAm:

Company	Country	Levered beta[1]	Net debt / market cap [2]	Tax rate [3]	Leverage factor [4]	Unlevered beta[5]
Wireless telecom – Latin America						
América Móvil	Mexico	1.11	6.0%	28.0%	1.04	1.07
Tim Participações	Brazil	1.09	16.1%	34.0%	1.11	0.98
Nii Holdings	United States	1.45	13.3%	40.0%	1.08	1.34
Average		**1.21**	**11.8%**		**1.08**	**1.13**
Median		**1.11**	**13.3%**		**1.08**	**1.07**

Net debt / total capitalization	Net debt / market cap	Average unlevered beta	Tax rate [3]	Leverage factor[4]	Relevered beta[6]
15%	17.6%	1.13	34.0%	1.12	1.26
20%	25.0%	1.13	34.0%	1.17	1.32
25%	33.3%	1.13	34.0%	1.22	1.38
30%	42.9%	1.13	34.0%	1.28	1.45
35%	53.8%	1.13	34.0%	1.36	1.53

(1) Source: Global Predicted Beta – Barra Beta.
(2) Source: Financial statements of the companies and Bloomberg (on October 11, 2010).
(3) Source: KPMG's Corporate and Indirect Tax Rate Survey 2009.
(4) Leverage factor = (1+ ((1- tax rate) x (D/E)).
(5) Unlevered beta: Levered beta / Leverage factor.
(6) Relevered beta: Unlevered beta x Leverage factor.

CREDIT SUISSE

Appendix

A. Glossary

Glossary

- **ARPM**: Average Revenue Per Minute. Calculated as voice revenues / total traffic in the period.

- **ARPU**: Average Revenue Per User. Calculated as net service revenues / average of subscribers in the period.

- **ADTV**: Average Daily Traded Volume.

- **Beta**: coefficient that measures non-diversifiable risk that an asset is subject to. The coefficient indicates the correlation of returns of shares with the returns of the market portfolio.

- **BOP**: beginning of period.

- **Capex**: Capital Expenditures, or Investments in maintenance and/or expansion of capacity.

- **CAPM**: Capital Asset Pricing Model.

- **Churn rate**: the percentage of disconnections from subscriber base during the period. Calculated as the number of subscribers disconnected / average of subscribers in the period.

- **EBIT**: Earnings Before Interest and Taxes.

- **EBITDA**: Earnings Before Interest, Taxes, Depreciation and Amortization.

- **EOP**: end of period.

- **Equity Risk Premium**: additional return in relation to the risk free rate required by investors to compensate the additional risk taken when an investment in the stock market is made.

- **Gross additions**: total subscribers acquired in the period.

- **MOU**: minutes of use or traffic per customer. Calculated as total number of (outbound minutes + incoming minutes) / average of subscribers in the period.

- **VWAP**: Volume Weighted Average Price.

- **WACC**: Weighted Average Cost of Capital (discount rate).

CREDIT SUISSE

Disclaimer

Banco de Investimentos Credit Suisse (Brasil) S.A. ("Credit Suisse") has been hired by Telefónica, S.A. ("Telefónica") to prepare a valuation report ("Report"), reflecting CS's opinion – as of this date – of the reasonable price range for the shares issued by Vivo Participações S.A. ("Shares" and "Vivo", respectively) for use exclusively in the context of the public tender offer for the Shares, to be performed at the free will of Telefónica (or any of its controlled companies), voluntarily following the procedures set forth in article 29 of Brazilian Securities Commission (CVM) Instruction No. 361 of March 5, 2002 ("CVM Instruction 361"), as amended, and in article 254-A of Law No. 6404 of November 15, 1976, as amended ("Law 6404/76") (the "Tender Offer").

The following information is important and must be read carefully and thoroughly:

1. This Report has been prepared for use exclusively in the context of the Tender Offer, according to CVM Instruction 361, and may not be used for any other purposes, including, but not limited to, the purposes of article 8 of Law No. 6404/76 and CVM Instruction No. 319 of December 3, 1999, as amended. This Report may not be used for any purpose other than in the context of the Tender Offer without the prior written notice of CS. This Report, including its analyses and conclusions: (i) does not constitute a recommendation to any member of the board of directors or shareholder of Telefónica or Vivo, or any of their respective parent companies, controlled companies, or co-controlled companies ("Affiliates"), concerning how to vote or act in regard to any matter related to the Tender Offer; and (ii) may not be used to justify the right to vote of any person on any matter, including shareholders of Vivo.

2. To arrive at the conclusions presented in this Report, we performed the following and other procedures: (i) we reviewed the consolidated and non-consolidated financial statements of Vivo, audited by Ernst & Young Auditores Independentes ("Ernst & Young"), for the periods ended on December 31, 2007, 2008 and 2009, as well as the intermediate consolidated financial statements for the six-month periods ended on June 30, 2009 and June 30, 2010 (both subject to a special review by Ernst & Young); (ii) we reviewed the consolidated earnings reports (press releases) and fact sheets released by Vivo for the periods ended on December 31, 2007, December 31, 2008, December 31, 2009 and for the six-month periods ended on June 30, 2009 and June 30, 2010; (iii) we reviewed and discussed with Vivo's management Vivo's financial and operational projections for next ten years; (iv) we held discussions with Vivo's management regarding Vivo's business and prospects; and (v) we took into consideration other publicly available information, financial studies, analyses, and economic, monetary, and market research and criteria that we consider important (collectively, the "Information").

3. Within the scope of our review, we did not assume any obligation to independently verify any of the Information and we have assumed that the Information was complete and precise in all material respects. In addition, we have not been requested to perform, and in fact have not performed, any independent verification of the Information or independent verification or assessment of any assets or liabilities (contingent liabilities or undisclosed loans, property, or assets) of Vivo.

CREDIT SUISSE

Disclaimer

4. None of Credit Suisse, its managers, employees, consultants, agents or representatives have made, and will not make, any declaration, express or implied, or warranty related to the accuracy or completeness of any information (including financial and operational projections provided by Vivo's management or assumptions and estimates on which such projections are based) used to prepare this Report. In addition, we have not assumed any obligation to conduct, and we have not conducted, any physical inspection of Vivo's properties or facilities. We are not an accounting firm and therefore did not provide any accounting or auditing services in connection with this Report or the Tender Offer. We are not a law firm and therefore did not provide any legal, regulatory, or tax services in relation to this Report or the Tender Offer.

5. Credit Suisse has not performed any accounting, financial, legal, tax or other due diligence on Vivo or any third parties.

6. No representation or warranty, express or implied, is made by Credit Suisse in connection with the truthfulness, consistency, accuracy, and sufficiency of the information contained herein and the Information on which this Report was based. Nothing contained in this Report should be interpreted or understood as a representation by Credit Suisse of the past or the future.

7. The operational and financial projections included in and/or used in preparing this Report were based on Information obtained from Vivo's management and on other publicly available information, and we assume that such projections reflect the best estimates currently available in relation to Vivo's future financial performance, which was evaluated on a stand-alone basis.

8. With the consent of the management of Vivo, we assume that the financial projections and estimates related to demand and market growth, provided to Credit Suisse by the management of Vivo, were reasonably prepared to reflect the best estimates currently available and the best judgment of Vivo's management in relation to the future financial performance of Vivo and market demand and growth.

9. This Report is not and may not be used as: (i) a fairness opinion with respect to the consideration offered in the Tender Offer; (ii) a recommendation in relation to any aspect of the Tender Offer; (iii) an appraisal report issued for any purposes other than those set forth in CVM Instruction 361, regardless of whether the Tender Offer is ever registered with the U.S. Securities and Exchange Commission ("SEC") and/or disclosed in the United States of America under SEC rules or applicable laws and regulations of the United States of America; or (iv) an opinion on the appropriateness or determination of the fair price of the Tender Offer. This Report has not been prepared with the objective of compliance with any provision of law or regulation in Brazil or abroad other than those applicable to the Tender Offer.

Disclaimer

10. For the discounted cash flow method, we used certain financial parameters and variables released by the Central Bank of Brazil in its Focus Report of October 1, 2010, which reflect the average market forecast for those financial parameters and variables and may differ substantially from the economic scenario that will actually unfold in the future. Since the analysis and the values are based on forecasts of future results, reported by Vivo's management, they are not necessarily indicative of actual and future financial results of Vivo, which may be significantly more or less favorable than those included in our analysis. In addition, since this analysis is intrinsically subject to uncertainty and is based on various events and factors beyond the control of Credit Suisse and Vivo, we assume no liability if the future results of Vivo are different from the results presented in this Report. There is no warranty that Vivo's future results will correspond to the financial projections used as a basis for our analysis. The future results of Vivo may also be affected by economic and market conditions.

11. The preparation of a valuation report is a complex process that involves various definitions concerning the most appropriate and significant methods of financial analysis as well as the application of such methods to specific circumstances. Accordingly, a valuation report is not susceptible to partial analysis. To arrive at the conclusions in this Report, we adopted a qualitative rationale in relation to the analyses and factors considered and the specific circumstances of Vivo. We arrived at the final conclusions based on the results of all the analyses performed and considered as a whole, and we did not arrive at any conclusions based on any factors or methods of our analysis considered in isolation. Thus we believe that our analysis should be considered in its entirety and that the selection of parts of our analysis and specific factors, without considering our entire analysis and all factors, could result in an incomplete and incorrect understanding of the processes used for our analyses and conclusions. In addition, the estimates expressed in the analysis contained in this report and the resulting evaluation of any specific analysis are not necessarily meant to be indicative of the real values or results or future value, which may be significantly more or less favorable than those suggested by this analysis, and do not evaluate any other aspect or implication of the Tender Offer or any contract, agreement, or understanding arrived at in relation to the Tender Offer. We do not express any opinion concerning the values at which the shares in the Tender Offer could be traded in the securities market at any time.

12. This Report seeks to indicate only the reasonable price range for the Shares within the context of the Tender Offer, on the effective dates used in each methodology, according to CVM Instruction 361, and does not evaluate any other aspect or implication of the Tender Offer or any contract, agreement, or understanding arrived at in connection with the Tender Offer. This Report does not address the merits of the Tender Offer compared with other business strategies that may be available to Vivo, to Telefónica, and/or their respective shareholders, and does not address any business decision by any of them to make and/or accept the Tender Offer. The results presented in this Report refer exclusively to the Tender Offer and do not apply to any other issue or transaction, present or future, related to Telefónica or Vivo, to the economic groups of which they are part or to the sectors in which they are engaged.

Disclaimer

13. This Report is based solely on information provided to us through the present date, and the opinions expressed herein are subject to change in view of a series of factors, such as market, economic, and other conditions and Vivo's business and outlook. CS assumes that all authorizations or approvals needed for the consummation of the business proposed in this Report will be obtained and that no change, material limitation, restriction, or condition will be imposed for obtaining the referenced authorizations and approvals. Credit Suisse assumes no responsibility for updating, revising, correcting, or revoking this Report, wholly or in part, after this date or for pointing out to third parties any events or matters that Credit Suisse may become aware of and that alter the content of this material after this date.

14. This Report treats Vivo on a stand-alone basis, and therefore does not account for any operating, tax, or other benefits or losses, or any premiums, synergies, incremental value, and/or costs, that Telefónica or Vivo may have in connection with the Tender Offer, if conducted, or with any other transaction. This Report also disregards any operating and financial gains or losses Vivo may have after the Tender Offer as a result of the change in the business currently existing between Telefónica and Vivo.

15. Telefónica has agreed to reimburse us for our expenses and to indemnify us and certain persons related to us for certain liabilities and expenses that may arise as a result of our engagement. We will receive a payment for preparation of this Report, regardless of whether or not the Tender Offer is carried out and/or our conclusions contained herein are accurate.

16. We have provided, from time to time, in the past, investment banking and other financial services to Telefónica, and Vivo and/or their Affiliates, for which we have been remunerated, and may in the future provide such services to Telefónica and/or to Vivo and/or their Affiliates, for which we expect to be remunerated. We are a financial institution that provides a variety of financial and other services related to securities, brokerage, and investment banking. In the normal course of our activities, we may purchase, hold, or sell, for our own account or at the order and expense of our clients, shares, debt instruments, and other securities and financial instruments (including bank loans and other obligations) of Telefónica and Vivo and of any other companies involved in the Tender Offer, and may provide investment banking and other financial services to such companies and their Affiliates. In addition, the professionals in our research departments and other divisions may base their analyses and publications on different operating and market assumptions and on different analysis methodologies, compared with those used to prepare this Report, so that the research reports and other publications prepared by them may contain results and conclusions different from those presented in this Report. We adopt policies and procedures to preserve the independence of our research analysts, which may hold views that are different from those held by our investment banking department. We also adopt policies and procedures to preserve the independence of the investment banking and other areas and departments of Credit Suisse, including but not limited to asset management, proprietary trading and equities trading desk, debt instruments, securities, and other financial instruments.

Disclaimer

17. This Report is the intellectual property of Credit Suisse and must not be published, reproduced, summarized, cited in any other public documents, copied, disclosed, or distributed, wholly or in part, and must not be used by third parties without the prior written consent of Credit Suisse, except (i) as required under CVM Instruction 361, and (ii) if the Tender Offer is registered with the SEC and/or disclosed in the United States of America. As required under SEC rules and applicable laws and regulations in the United States. If necessary under applicable law, this Report may be disclosed only if reproduced in full, and any description of or reference to Credit Suisse must be in a form reasonably acceptable to Credit Suisse.

18. Due to rounding, certain calculations presented in this Report may not result in an exact amount.

São Paulo, January 28, 2011.

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Banco de Investimentos Credit Suisse (Brasil) S.A.

Professionals responsible for the appraisal (Attachment III, V, of CVM Instruction 361):

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Allan Libman   Luiz Octavio Duarte Lopes   Leonardo Cabral

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Paulo Moreira   Antenor Camargo